Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting constant currency adjusted revenue; present revenue before presenting constant currency New Category revenue; present operating margin before presenting adjusted operating margin; present earnings per share before presenting constant currency adjusted diluted earnings per share; or present headline effective tax rate before presenting underlying tax rate.

This announcement contains inside information

9th June 2020
BRITISH AMERICAN TOBACCO p.l.c.
2020 First Half Pre-Close Trading Update

RESILIENT AND GROWING

Trading update - ahead of closed period commencing 1st July 2020.

The business is performing well against a backdrop of a very challenging and volatile trading environment. We continue to see good pricing and strong volume and value share growth across our combustibles business, together with good share growth across all three of the new categories - vapour, tobacco heating and modern oral. This strong operational performance is reflected in our continued commitment to our 65% dividend pay-out policy.

Results in developed markets (c.75% of Group revenue) are strong, with continued good pricing, little evidence of accelerated downtrading to date and a particularly strong performance from our business in the US, which has been highly resilient throughout the COVID-19 crisis.

The impact of COVID-19 in emerging markets has been more pronounced, including in Bangladesh, Vietnam and Malaysia. In addition, closures and other lock-down measures in certain countries, in particular South Africa, Mexico and Argentina, have persisted longer than anticipated. In South Africa there are still no signs of the COVID-19 related tobacco sales ban being lifted.

Together with the previously announced impact on International Travel Retail sales, this means that we now anticipate, in total, a FY headwind of c.3% from COVID-19 on constant currency adjusted revenue. As a result, we believe it prudent to anticipate a FY20 constant currency adjusted revenue growth in the 1-3% range.

In New Categories, the business is performing well, with share growth in all three categories and recent launches in THP showing encouraging early results. COVID-19 has disrupted consumer activation plans, reducing overall industry growth rates in New Categories. It has also led to the scaling back or postponement of some launches, as well as causing supply disruption and out-of-stocks earlier in the year. While the vapour category continues to recover following the global slowdown in H2 last year, the US market remains below historical levels.

Given these factors, while we continue to invest more in New Categories and make further progress towards our £5bn revenue ambition, growth this year will be slower. We now anticipate reaching the £5bn target in 2025 (previously 2023/24).

We provide the following guidance:

●	FY constant currency adjusted revenue in the 1-3% range (previously ‘around the lower end of the 3-5% range’)
●	Mid-Single Figure FY constant currency adjusted diluted EPS growth (previously ‘High-Single Figure’)
●	Continued deleveraging of the balance sheet to around 3x Adjusted Net Debt to Adjusted EBITDA by end 2021, (previously ‘below 3x’), given the impact of COVID-19 on our operating results in 2020
●	A continued dividend pay-out ratio of 65% of adjusted diluted EPS and growth in sterling terms, supported by a strong liquidity position

We expect the building blocks of this to be:

●	Continued growth in FY cigarette volume and value share, currently up 50bps and 20bps YTD, respectively
●
Expectations for global industry cigarette and THP volume to be down c. 7% (previously c.5%), as a result of COVID-19 lockdowns persisting longer than anticipated in some key emerging markets, most notably in South Africa, Mexico and Argentina

●	A strong performance in our US business, with continued value share growth, up 30bps YTD
●
Improved expectations for a US cigarette industry volume decline of c. 4% (previously c.5%), following continued volume resilience in the market, down around -2% YTD May on a sales-to-retail (STR) basis

●	Good cigarette price mix at a group level, driven by a strong performance in our developed market businesses
●	Progress towards our 2025 ambition of £5bn in New Category revenue (previously 2023/4)
●
Good improvement in adjusted operating margin at both the HY and FY, while continuing to invest in the total business to underpin future growth, fuelled in part by accelerated savings from Project Quantum

●	While we continue to expect the FY underlying tax rate to be around 25.5%, H1 adjusted diluted EPS is expected to benefit from a reduced underlying tax rate at H1, driven by a number of one-off items
●	Strong FY operating cash flow conversion in excess of 90% of adjusted profit from operations

Applying current foreign exchange spot rates*, we expect a translation headwind of around 1% on H1 20 adjusted diluted EPS growth and around 2% for the full year.

Jack Bowles, Chief Executive:

“Our primary focus remains the health and well being of our employees and we are working hard to best ensure their safety and minimise the risk of virus transmission. As a global business we are also leveraging our distribution and manufacturing capabilities to support the wider community at this difficult time.

Our purpose is clear, we are committed to Building a Better Tomorrow. This includes our potential vaccine for COVID-19, under development at our US bio-tech subsidiary, Kentucky BioProcessing (KBP), which has demonstrated its ability to generate an immune response in pre-clinical testing and is poised to move to clinical trials.

We have made a good start to the year, with strong volume and value share growth in combustibles underpinning the sustainability of the business.

Our focus on becoming a faster, simpler, more agile business through Project Quantum has positioned us well for continued delivery in the current environment and these efforts have ensured we are a highly resilient company.

We are delivering on our three key priorities:

●	We are driving value growth in combustibles
●	We are continuing to invest behind growth and the New Categories
●	We are transforming the business with the completion of phase 1 of Project Quantum.

Thanks to the hard work and dedication of our teams around the world, I am pleased to say that we continue to perform well and expect a good performance in 2020, in the context of very challenging circumstances.

Looking further ahead, we are confident about the future opportunities for BAT. Our continued commitment to our dividend policy reflects this confidence.”

Trading update detail:

Good performance in combustibles, with strong price mix and volume and value share gains offsetting lower industry volume

●	Global industry cigarette and THP volume, expected to be down c.7% for the FY
●	BAT FY cigarette volume expected to be ahead of the industry, reflecting the growth in market share
●	Corporate value share up 20bps YTD, with volume share up over 50bps
●	Strategic Brands (now 68% of Group volume) up 30bps YTD in volume share and up 40bps YTD in value share

US performing strongly, with volume ahead of expectations, good pricing and continued value share growth

●	Expected strong constant currency revenue growth, supported by both our combustible and non combustible businesses
●	FY 2020 US industry volume expected to be down c.4%. The US represents less than 10% of global industry volume
●
Continued strong value share performance, with corporate value share up 30bps YTD, and premium share up 50bps YTD, driven by Natural American Spirit and Newport, with Newport reaching a record volume share high of 15%

●	Strategic Brands volume share up 20bps YTD May; corporate volume share up 10bps YTD May to a record share of 35%

Year to date share gains across all three New Categories driven by consumables

●
In Vapour, Vuse is growing value share in all key markets, with high-single/low-double digit consumable share growth across the US, Canada, France and Germany, and continued positive share momentum in the UK:

	○	In the US, Vuse Alto value share is up 570bps to 21.1% v Dec 19, with total Vuse family value share at 26.2%
	○	In the UK, France and Germany Vype gained +80bps, +150bps and +300bps of value share v Dec 19 respectively to 12.8%, 24.8% and 45.5%, driven by ePod and ePen3
	○	In Canada, Vype remains the fastest growing vapour brand in the industry reaching 35.2% of value share +710bps YTD v Dec 19 driven by the strong growth from ePod
●	In THP, glo is back to growth in Japan and continues to grow share in ENA:
	○	In Japan, glo grew +30bps v Dec 19 to a record volume share of 5.4% in April, driven by a strong performance from glo Pro and glo Hyper. Consumer traction for glo Sens remains slow
	○	Overall, our nicotine (FMC+THP) volume share in Japan is up 70bps YTD vs FY19, reaching 18.8%
○
glo Hyper was launched predominantly via digital in mid-April in Japan and is now distributed nationally, already reaching a share of 0.4%. Early results are very encouraging with positive consumer feedback

	○	glo Hyper has also been soft-launched in Italy, Romania, Russia and Spain with encouraging early results
●	In Modern Oral, we continue to strengthen our position:

○
Continued broad-based volume share growth in Europe, including in Scandinavia, reaching 4.0% and 14.1% volume share of the total oral markets in Sweden and Norway, respectively, up 80bps and 70bps v Dec 19

○
In the US, Velo is holding its volume share of the sub-6mg segment at 29% and consolidating its volume share position in the Eastern US with total volume share at 9.5%. Activation of the brand further West continues, although plans have been impacted by COVID-19

○	Encouraging results from our test launches in emerging markets

Expected de-leveraging to around 3x adjusted net debt** to adjusted EBITDA*** by end 2021 given the impact of COVID-19 on our operating results in 2020

●	Expect continued strong operating cashflow conversion in excess of 90% of adjusted profit from operations
●	Continued strong liquidity position with strong cash flow conversion supplemented by successful recent US Dollar and Euro bond issuances and an undrawn £6bn RCF, with no financial covenants
●	Medium-term rating target remains BBB+/Baa1, with a current rating of BBB+/Baa2****

The person responsible for making this announcement is Paul McCrory, BAT’s Company Secretary.

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

Webcast and Conference call - The conference call will begin at 9.00am (BST).

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below, using the password: BAT Pre-Closing Update
United Kingdom Toll-Free: 0808 109 0700
United Kingdom Toll: +44 (0) 20 3003 2666
United States Toll-Free: 1 866 966 5335
South Africa Toll-Free: 0 800 980 512

A playback facility for the conference call will be available online via www.bat.com.

Market share data (unless otherwise stated) is at April 2020 and volume data is based on YTD April.
* Current exchange rates of USD/GBP 1.268 as at 5th June 2020
** Adjusted Net Debt is not a measure defined by IFRS. Adjusted Net Debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process.
*** Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.
****A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

As used herein, volume share refers to the retail sales volume of the product sold as a proportion of total retail sales volume in that category and value share refers to the retail sales value of the product sold as a proportion of total retail sales value in that category. Please refer to the 2019 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators, on page 257.

New Categories comprises Tobacco Heating Products (THP), Vapour and Modern Oral.

Note on Non-GAAP Measures

This announcement contains several non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2019 Annual Report on Form 20‐F for a full description of each measure, pages 257 to 268.

The principal non-GAAP measures which the Group uses and that are contained in this announcement are adjusted revenue and adjusted diluted earnings per share which are before the impact of adjusting items and are derived from revenue, and diluted earnings per share, respectively. This announcement also contains adjusted operating margin, a non-GAAP measure defined as adjusted profit from operations as a percentage of adjusted revenue. This announcement also contains underlying tax rate, a non-GAAP measure defined as the tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

This announcement also contains adjusted net debt and adjusted EBITDA. The Group uses adjusted net debt and adjusted EBITDA to assess its financial capacity. The Management Board believes that these additional measures, which are used internally, are useful to the users of the financial statements in helping them to see how business financing has changed over the year.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

Adjusting items in respect of adjusted revenue refers to the excise on bought-in goods in 2019 and earlier periods that the Group acquired and sold, for a limited period and were recorded in accordance with IFRS as a cost of sale and within revenue, with a dilutive effect on operating margin.  Once the short-term arrangements cease, the goods will be manufactured by the Group, and the excise, in accordance with Group policy, will not be included in cost of sales or revenue – leading to a reduction in revenue and improvement in operating margin that does not represent the underlying performance of the Group.  As short-term contract manufacturing agreements in ENA, to which such adjustments relate, have either ended in 2019 or will be immaterial in 2020, 2019 is the last year where the Group adjusted for the excise on bought-in goods.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Forward looking statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. (“BAT”) shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” “target” and similar expressions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates and the impact of an unfavourable ruling by a tax authority in a disputed area; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions (including as a result of COVID-19); adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and deliver the New Categories strategy; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 26 March 2020 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.